SHAREHOLDER MEETING (Unaudited)

On March 10, 2000, a shareholder meeting was held to approve a new subadvisory agreement between the Manager and the Sub-Advisor as described in the Fund's proxy statement for that meeting. The following is a report of the votes cast:

                                            Withheld/
For               Against                   Abstain                    Total

5,720,010         106,707                   62,815                     5,889,532